January 8, 2010

Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	EMC Insurance Group Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed on March 13, 2009
File No. 000-10956

Dear Mr. Rosenberg:

This communication is in response to your follow-up comment letter dated December 23, 2009, with respect to the above referenced filing.  EMC Insurance Group Inc. is actively working on its response to the comments and expects to submit its response by mid-February 2010.

Should you or any of your staff have questions, please contact me at (515) 345-2902.

Sincerely,

EMC INSURANCE GROUP INC.

/s/ Mark E. Reese
Mark E. Reese
Senior Vice President and
Chief Financial Officer